UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant:

Americold Realty Trust, Inc.

2.	Name of person relying on exemption:

Sieve Capital LLC

3.	Address of person relying on exemption:

7350 Midbury Dr.

Dallas, TX 75230

4.	Written materials. The following written material is attached:

Press Release, dated May 11, 2026.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Sieve Capital LLC (collectively with its affiliates, “Sieve”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Sieve.

PLEASE NOTE: Sieve is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on the next page)

Leading Independent Proxy Advisory Firm Glass Lewis
Joins Egan-Jones in Recommending Shareholders
Vote AGAINST Chairman Mark Patterson at Americold’s Annual Meeting

Cites That Glass Lewis Identifies Patterson as “The Clearest Focal Point for Shareholder Concern”

Firm’s Report Highlights Americold’s Prolonged Underperformance, Poor Board Accountability and Long-Term Strategic Missteps

Questions Director Andy Power’s Independence Given Overlapping Directorships at Digital Realty and Long-Term Interlocks With Mr. Patterson

DALLAS--(BUSINESS WIRE)--Sieve Capital LLC (collectively with its affiliates, “Sieve” or “we”), a shareholder of Americold Realty Trust, Inc. (“Americold” or the “Company”) (NYSE: COLD), today announced that a second independent proxy advisory firm, Glass, Lewis & Co. (“Glass Lewis”), has joined Egan-Jones Proxy Services (“Egan-Jones”) in recommending that Americold shareholders vote AGAINST the reelection of long-tenured Chairman Mark Patterson at the Company’s upcoming 2026 Annual Meeting of Shareholders (the “Annual Meeting”) on May 18, 2026.

In its report, Glass Lewis states the following regarding the case for removing Chairman Mark Patterson from the Board:1

●	“[Patterson’s] role as chair, his long tenure as chair of the nominating and corporate governance committee, his recurring high levels of shareholder opposition, and the external governance concerns raised in connection with Digital Realty and Paramount, make him the clearest focal point for shareholder concern.”

●	“[T]he Company has significantly underperformed its broader peers across most of the selected timeframes, including throughout Patterson’s seven-plus year tenure as chair, during which time Power has also been a director.”

●	“[T]he broader pattern of leadership turnover raises questions regarding not only the durability of the board’s succession planning, but also its ability to identify, evaluate and select leadership capable of addressing Americold’s operational and strategic challenges. Those concerns are heightened by the limited public disclosure regarding the process that led to Chambers’ elevation, including whether the board seriously considered external candidates before selecting an internal executive.”

●	“At Digital Realty, Patterson sits on a board committee that has influence over [Andy] Power’s compensation as CEO. At Americold, Power is a fellow director being asked to exercise independent judgment on matters that may directly implicate Patterson’s board leadership, including Patterson’s role as chair, the board’s responsiveness to shareholder concerns and the Company’s current review process.”

●	“Even if Power satisfies formal independence standards, the governance question is whether shareholders can reasonably expect fully independent oversight where one director has influence over another director’s compensation and executive standing at a different public company… given that the [Laurence Chapman resignation] letter describes the same Patterson-Power relationship in the context of alleged informal influence over CEO succession and board process at another public company, it reasonably heightens concern that the interlock here may present more than a theoretical governance issue.”

[1]	Permission to use quotations from Glass Lewis was neither sought nor obtained.

●	“[T]he Company’s commentary did not suggest that it is running, or has run, a broad process to solicit a whole-company sale. The more relevant question may therefore be whether shareholders can have sufficient confidence that the board tested the EQT JV against all available paths to value creation, rather than pursuing a narrower deleveraging strategy that may preserve the current structure without fully addressing the Company’s valuation, leverage and governance concerns.”

Gavin Richey, Managing Member of Sieve, commented:

“The report from Glass Lewis validates many of the concerns shareholders have regarding Americold’s prolonged underperformance, weak oversight and mounting governance failures under Chairman Patterson. Importantly, the report underscores serious concerns regarding the longstanding relationship between Chairman Patterson and Director Power and whether shareholders can reasonably expect independent oversight under the present circumstances. Indeed, it appears that boardroom interlocks and insular thinking seem to be a hallmark of Chairman Patterson’s career.

When one factors in the widespread recognition of Chairman Patterson’s issues at Americold, Digital Realty and Paramount Group, we believe voting against him at the Annual Meeting is key to reorienting the Board to focus on enhanced governance, improved disclosure and the best interests of shareholders – not the interests of two real estate industry insiders. Based on the situation before us, we believe the issues that continue to erode the foundation of sustainable value creation at Americold are compounding and, in turn, need to be addressed at this Annual Meeting.”

About Us

Sieve Capital is a private investment firm that pursues opportunities across public and private markets through fundamental research. Contact us at www.sievecap.com.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. Sieve is not asking for your proxy card and will not accept proxy cards if sent. Sieve is not able to vote your proxy, nor does this communication contemplate such an event.

The views expressed in this release should not be construed as investment advice and are not intended to be a forecast of future events or a guarantee of future results. The opinions provided in this release are for general information only and should not be considered a recommendation to buy or sell any of the Company’s securities. It should not be assumed that investments in such securities have been or will be profitable. The information contained in this release has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data.

Contacts

Gavin Richey

gavin@sievecap.com